UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-12991, 333-133390 and 333-190887

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN AND TRUST

(Exact name of registrant as specified in its charter)

One Mississippi Plaza

201 South Spring Street

Tupelo, Mississippi 38804

(662) 680-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan interests under the BancorpSouth, Inc. 401(k) Profit-Sharing Plan and Trust

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Plan interests: 0

Effective October 31, 2017, BancorpSouth, Inc. (the “Company”) merged with and into BancorpSouth Bank (the “Bank”), with the Bank surviving the merger as the surviving corporation. On November 1, 2017 a Post-Effective Amendment No. 1 to Form S-8 Registration Statements was filed with the Securities and Exchange Commission to terminate the offering and deregister all of the unsold shares of common stock of the Company and related plan interests offered to employees under the BancorpSouth, Inc. 401(k) Profit-Sharing Plan and Trust. Accordingly, this Form 15 is being filed to report the suspension of the Company’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including on Form 11-K.

Pursuant to the requirements of the Exchange Act, the Bank (as successor to the Company) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BancorpSouth, Inc. 401(K) Profit-Sharing Plan And Trust

	By:	BancorpSouth Bank (as successor to BancorpSouth, Inc.), Plan Administrator of the BancorpSouth, Inc. 401(K) Profit- Sharing Plan And Trust

Date: November 20, 2017	By:	/s/ Cathy Freeman
Cathy S. Freeman
Senior Executive Vice President and
Chief Administrative Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.